Raznolik LLC
5405 Smiley rd
Celina tx 75009
A texas
Limited liability company
Registered 02/09//2020
Phone: 954-372-6929
Email: Raznolik@firstbtf.com
An open ended investment company

1. Raznolik LLC

2. A texas corporation

3. A limited liability company

4. Management company (open end)

5. Non-diversified

6. Scott Davidson lowry 5405 Smiley rd celina tx 75009

7. Scott Davidson lowry 5405 Smiley rd celina tx 75009

8. Not applicable

9. Currently offeringsecurities:
   a) No the company is not currently issuing oroffering its securities directly to thr public

b) Not applicable
c) Yes the company intends to make a public offering of its securities after an N-1A filing
d) The company does not have any securities issued or outstanding
e) Not applicable

Item 10 current value of company assets: zero

Item 11 the company does not intend to operate as a small business investment company.

Item12 not applicable



SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of

registration to be duly signed on its behalf of the city of CELINA and state of TEXAS on the 9 day of

FEBRUARY 2020 .

[SEAL]

NATALIE BERRINGER
Notary Public, State of Texas
Comm. Expires 07-08-2024
Notary ID 132559293
NOTARY PUBLIC STATE OF TEXAS

Signature [signature]

(Name of Registrant)

BY _______Scott Davidson Lowry_____________
(Name of director, trustee or officer signing on behalf of registrant)

Attest: [signature]

(Name) NATALIE BERRINGER

NOTARY

(Title)